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                              September 18, 2020

       Sean (Xiaocheng) Peng
       Chief Executive Officer
       Ucommune International Ltd
       88 Wu Wei Road, Building 12, 4th Floor
       Putuo District, Shanghai, 200383
       People   s Republic of China

                                                        Re: Ucommune
International Ltd
                                                            Registration
Statement on Form F-4
                                                            Filed August 20,
2020
                                                            File No. 333-248191

       Dear Mr. Peng:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-4 filed August 20, 2020

       Material U.S. Federal Income Tax Consequences of The Business Combination, page 75

   1. Your disclosure on page 77 provides a description of the general impact of qualifying, or not qualifying, as a
reorganization under Section 368, but does not discuss the tax consequences of this
particular transaction. Please revise accordingly, and include a tax opinion from counsel as
appropriate. In this regard, we note that a description of the law is not sufficient. For
guidance, refer to Item 4(a)(6) of Form S-4, Item 601 of Regulation S-
                                                        K, and Section III.A.
of Staff Legal Bulletin 19.
 Sean (Xiaocheng) Peng
FirstName
UcommuneLastNameSean      (Xiaocheng) Peng
           International Ltd
Comapany 18,
September NameUcommune
              2020           International Ltd
September
Page 2    18, 2020 Page 2
FirstName LastName
Exhibits

2. Please file a written consent from Chardan as an exhibit to the registration statement.
         Refer to Rule 436 of the Securities Act. Alternatively, please tell us why you believe a consent is not required.
General

3. Please reference our comment letter dated September 9, 2020 relating to the preliminary proxy statement on Schedule 14A filed by Orisun Acquisition Corp. on August 21, 2020.
         Please revise your registration statement to address the comments contained in this letter, to the extent applicable.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Cara Wirth at (202) 551-7127 or Erin Jaskot at (202) 551-3442 with any questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Trade
& Services
cc:      Giovanni Caruso, Esq.